Exhibit  99.A


              KIEWIT CONSTRUCTION & MINING GROUP


              Index to Financial Statements and
            Management's Discussion and Analysis of
          Financial Condition and Results of Operations


                                                              Page
                                                              ____
Financial Statements
  Condensed Statements of Earnings for the three months ended June 30, 1994 and 1993 and the six months ended June 30, 1994 and 1993
  Condensed Balance Sheets as of June 30, 1994
    and December 25, 1993
  Condensed Statements of Cash Flows for the
    three months ended June 30, 1994 and 1993
  Notes to Condensed Financial Statements

Management's Discussion and Analysis of
  Financial Condition and Results of Operations

                KIEWIT CONSTRUCTION & MINING GROUP

                 Condensed Statements of Earnings
                           (unaudited)


                         Three months ended      Six months ended
                               June 30,              June 30,
                         __________________      ________________
(dollars in millions,
 except per share data)  1994          1993      1994        1993
_________________________________________________________________

Revenue                $  528        $  458    $  939      $  812
Cost of Revenue          (485)         (392)     (878)       (722)
                       ______        ______    ______      ______
                           43            66        61          90

Operating Expenses        (29)          (26)      (62)        (54)
                       ______        ______    ______      ______

Operating Income (Loss)    14            40        (1)         36

Other Income (Expense):
  Investment Income
    (Loss)                  4           (15)        6         (10)
  Interest Expense         (1)            -        (1)         (1)
  Other, net               12             9        22          18
                       ______        ______    ______      ______
                           15            (6)       27           7
                       ______        ______    ______      ______

Earnings Before
  Income Taxes             29            34        26          43

Provision for
  Income Taxes            (10)          (12)       (9)        (16)
                       ______        ______    ______      ______

Net Earnings           $   19        $   22    $   17      $   27
                       ======        ======    ======      ======

Earnings Per
  Common & Common
  Equivalent Share     $ 1.24        $ 1.30    $ 1.10      $ 1.54
                       ======        ======    ======      ======


Cash Dividends per
  Common Share         $  .45        $    -    $  .45      $  .30
                       ======        ======    ======      ======
_________________________________________________________________
See accompanying notes to condensed financial statements.
                      KIEWIT CONSTRUCTION & MINING GROUP

                           Condensed Balance Sheets

                                           June 30,    December 25,
                                             1994         1993
(dollars in millions)                     (unaudited)
___________________________________________________________________
Assets
Current Assets:
  Cash and cash equivalents                 $    42       $   99
  Marketable securities                         139          183
  Receivables, less allowance
    of $4 and $5                                237          215
  Costs and earnings in excess
    of billings on uncompleted
    construction contracts                      123           75
  Investment in construction
    joint ventures                               55           81
  Deferred income taxes                          61           48
  Other                                          24           18
                                            _______      _______
Total Current Assets                            681          719

Property, Plant and Equipment,
  less accumulated depreciation
  and amortization of $391 and $384             144          107
Deferred Income Taxes                             2            9
Intangible Assets                                16            -
Other Assets                                     59           54
                                            _______      _______
                                            $   902      $   889
                                            =======      =======
Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable, including
    retainage of $38 and $37                $   141      $   148
  Current portion of long-term debt               3            4
  Accrued construction costs and
    billings in excess of revenue
    on uncompleted contracts                    126           87
  Accrued insurance costs                        70           65
  Other                                          56           43
                                            _______      _______
Total Current Liabilities                       396          347

Long-Term Debt, less current portion              7           10
Other Liabilities                                45           52

Stockholders' Equity (Redeemable
  Common Stock, $353 million aggregate
  redemption value)
  Common equity                                 460         483
  Net unrealized holding losses                  (1)          -
  Foreign currency adjustment                    (5)         (3)
                                            _______     _______
Total Stockholders' Equity                      454         480
                                            _______     _______
                                            $   902     $   889
                                            =======     =======
________________________________________________________________

See accompanying notes to condensed financial statements.

            KIEWIT CONSTRUCTION & MINING GROUP

            Condensed Statements of Cash Flows
                      (unaudited)
                                                 Six months ended
                                                      June 30,
                                                 ________________
(dollars in millions)                            1994        1993
_________________________________________________________________

Cash flows from operations:
   Net cash provided by (used in)
     operations                                $   42      $  (10)

Cash flows from investing activities:
   Proceeds from sales and maturities of
     marketable securities                        138         514
   Purchases of marketable securities             (97)       (453)
   Proceeds from sales of property,
     plant and equipment                            6           7
   Capital expenditures                           (41)        (20)
   Acquisition of APAC-Arizona, Inc.              (47)          -
   Other                                           (7)         (9)
                                               ______       ______
     Net cash provided by (used in)
       investing activities                       (48)          39

Cash flows from financing activities:
   Payments on long-term debt, including
     current portion                               (4)          (1)
   Issuances of common stock                       19           15
   Repurchases of common stock                     (9)         (12)
   Dividends paid                                 (13)         (10)
   Exchange of Class B&C Stock for
     Class D Stock, net                           (42)         (22)
   Other                                            -           (4)
                                               ______       ______
     Net cash used in financing activities        (49)         (34)

Effect of exchange rates on cash                   (2)           -
                                               ______       ______
Net change in cash and cash equivalents           (57)          (5)
Cash and cash equivalents at beginning
  of period                                        99           68
                                               ______       ______
                                               $   42       $   63
                                               ======       ======
__________________________________________________________________
See accompanying notes to condensed financial statements.

                     KIEWIT CONSTRUCTION & MINING GROUP

                    Notes to Condensed Financial Statements

 1.  Basis of Presentation:
     _____________________

     The condensed balance sheet of Kiewit Construction & Mining Group (the "Group") at December 25, 1993 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using the historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 25, 1993.

     Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Diversified Group should be read in conjunction with these financial statements.

     Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.

                      KIEWIT CONSTRUCTION & MINING GROUP

                    Notes to Condensed Financial Statements

 2.  Earnings Per Share:
     __________________

     Primary earnings per share of common stock have been computed using the weighted average number of shares outstanding during each period. The number of shares used in computing earnings per share was 15,232,250 and 16,968,572 for the three months ended June 30, 1994 and 1993 and 15,306,347 and 17,081,835 for the six months ended June 30, 1994 and 1993. Fully diluted earnings per share have not been presented because it is not materially different from primary earnings per share.

 3.  Summarized Financial Information:
     ________________________________

     The Group's 50% portion of PKS' corporate assets and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, is as follows (in millions):
                                                   Group
                                          ________________________
                                          June 30,    December 25,
                                            1994          1993
                                          ________________________

     Cash and cash equivalents             $  38          $  47
     Marketable securities                    20             11
     Property, plant and
       equipment, net                         13             12
     Other assets                             12             11
                                           _____          _____
          Total Assets                     $  83          $  81
                                           =====          =====

     Accounts payable                      $  31          $  27
     Convertible debentures                    2              2
     Notes to former stockholders              6              8
     Liability for stock
       appreciation rights                     1              2
     Other liabilities                         7              5
                                           _____          _____
          Total Liabilities                $  47          $  44
                                           =====          =====

                      KIEWIT CONSTRUCTION & MINING GROUP

                    Notes to Condensed Financial Statements

 3.  Summarized Financial Information (continued):
     ____________________________________________

                                            Group
                           ______________________________________
                           Three months ended   Six months ended
                                 June 30,            June 30,
                           __________________   _________________
                           1994          1993   1994         1993
                           ____          ____   ____         ____
     Investment income,
       net of interest
       expense             $  1          $  -   $   1        $  -
     Other costs, net        (1)           (1)     (2)         (1)

     Corporate general and administrative costs have been allocated to the Group based upon certain measures of business activities, such as employment, investments, and sales, which management believes to be reasonable. These allocations were $7 million and $6 million for the three months ended June 30, 1994 and 1993 and $13 million and $12 million for the six months ended June 30, 1994 and 1993.

     Mining service income that the Group recognized from the Group's mine service agreement with the Diversified Group was $8 million and $7 million for the three months ended June 30, 1994 and 1993 and $15 million and $14 million for the six months ended June 30, 1994 and 1993.

 4.  Acquisitions:
     ____________

     On February 28, 1994, the Group acquired APAC-Arizona, Inc. ("APAC"), a contracting and construction materials business, from Ashland Oil Company, Inc. for $47 million in cash. The Group accounted for the acquisition as a purchase and has consolidated APAC's operating results since the acquisition date. The fair value of the assets acquired and liabilities assumed totalled $51 million and $21 million, respectively. Goodwill of $17 million is being amortized over 20 years. APAC's operating results prior to the acquisition were not significant relative to the Group's results.
                      KIEWIT CONSTRUCTION & MINING GROUP

                    Notes to Condensed Financial Statements

 5.  Other Matters:
     _____________

     Marketable securities at June 30, 1994 and December 25, 1993 include approximately $54 million and $56 million, respectively, of investments which are being held by the owners of various construction projects in lieu of retainage. Receivables at June 30, 1994 and December 25, 1993 include approximately $51 million and $37 million, respectively, of retainage on uncompleted projects, the majority of which is expected to be collected within one year.

     The Group is involved in various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability for legal proceedings beyond that provided should not materially affect the Group's financial position and results of operations.

                     KIEWIT CONSTRUCTION & MINING GROUP


Item 2.  Management's Discussion and Analysis of Financial
             Condition and Results of Operations
         _________________________________________________


Results of Operations - Second Quarter 1994 vs. Second Quarter 1993
___________________________________________________________________

Construction
____________

Construction revenue rose 14% in the second quarter of 1994 as compared to 1993. Substantially all of the increase is attributable to the APAC-Arizona, Inc. acquisition completed during the first quarter of 1994. The Group's contract backlog remained at $2.2 billion at June 30, 1994. Foreign operations, principally Canada, accounted for 10%, and projects on the west coast accounted for approximately 47% of the total backlog. The San Joaquin Hills toll road joint venture accounts for 18% of the contract backlog and is scheduled for completion in 1997.

Gross margins on construction revenue declined from 15% in the second quarter of 1993 to 8% in 1994. The higher margins in 1993 resulted from the reduction of reserves established for the Denmark tunnel project. The deferral of gains on the San Joaquin Hills toll road project, because of environmental and construction activities, lowered margins in 1994.

The Group has been awarded a $160 million contract to build a 165 megawatt geothermal plant in the Philippines. Construction of the project will begin in the third quarter and is scheduled for completion in 1997. The Group is exploring other construction opportunities in international markets.

Operating Expenses
__________________

Operating expenses increased $3 million, or 12%, in the second quarter of 1994 compared to 1993. Higher professional service fees and modest increases in several administrative departments accounted for the slight increase.

Investment Income
_________________

Investment income increased $19 million in the quarter ending June 30, 1994 as compared to 1993. The improvement relates to the $19 million loss on the sale and permanent writedown of certain derivative securities in the second quarter of 1993.

           KIEWIT CONSTRUCTION & MINING GROUP

Results of Operations - Second Quarter 1994 vs. Second Quarter 1993
(continued)
___________________________________________________________________

Other Income, net
_________________

Increases in mine management fees and asset disposition gains caused the change in other income.

Results of Operations - Six Months 1994 vs. Six Months 1993
___________________________________________________________

Construction
____________

Construction revenue increased 15% during the first half of 1994 compared to 1993. Revenues generated by the APAC companies and joint ventures contributed to the higher volume. The increase in joint venture revenue resulted from several large design-build projects, awarded in 1992 and 1993, entering the construction phase. These projects include the San Joaquin Hills toll road project in southern California and the Montgomery County Resource Recovery Facility near Baltimore, Maryland.

The gross margin on construction contracts decreased to 6% for the first half of 1994, from 11% in 1993. In 1994 margins were reduced by the recognition of projected cost overruns on certain projects and the deferral of gains on the San Joaquin Hills toll road project because of environmental and construction uncertainties. A $20 million reduction of reserves previously established for the Denmark tunnel project favorably impacted 1993 margins.

Operating Expenses
__________________

Operating expenses increased $8 million, or 15%, in the first half of 1994 compared to 1993. Higher professional service fees and modest increases in several administrative departments accounted for the slight increase.

Investment Income
_________________

Investment income increased $16 million during the first half of 1994 compared to 1993. The $19 million loss on the sale and writedown of certain derivative securities adversely affected 1993 results. A decline in interest income resulting from a reduction in cash and marketable securities partially offsets the absence of the writedown in 1994.

               KIEWIT CONSTRUCTION & MINING GROUP

Results of Operations - Six Months 1994 vs. Six Months 1993
(continued)
___________________________________________________________

Other Income, net
_________________

Increases in mine management fees and asset disposition gains caused the change in other income.

              KIEWIT CONSTRUCTION & MINING GROUP


Financial Condition - June 30, 1994 vs. December 25, 1993
__________________________________________________________

The Company's working capital decreased $87 million or 23% during the first half of 1994.

Net cash provided by operations for the six months ended June 30, 1994 increased $52 million over 1993. Improved cash flows from construction joint ventures was the principal reason for the increase.

Cash used in investing activities during the first quarter of 1994 includes $41 million of capital expenditures and $47 million for the purchase of APAC, offset by net proceeds from the sales and maturities of marketable securities of $41 million.

Financing activities used $49 million during the first half of 1994. The principal uses of cash were the net conversion of B&C shares for D shares for $42 million, the repurchase of B&C shares for $9 million and the payment of dividends on B&C shares of $13 million. Partially offsetting the uses was the sale of B&C shares for $19 million.

The Group anticipates investing between $40 and $75 million annually in its construction business, and purchasing additional shares of an electrical contractor - the Group is committed to 80% ownership by 1997. Other long-term liquidity uses include payment of income taxes and repurchases and conversions of common stock.

The Group's working capital position at June 30, 1994, together with anticipated cash flows from operations and existing borrowing capacity, should be sufficient for immediate cash requirements and future investing activities.